Contact

www.linkedin.com/in/toni-sikes-5816049 (LinkedIn)

Top Skills

Strategic Planning

Executive Management

Entrepreneurship

Toni Sikes

Co-Founder and CEO at CODAworx

Madison, Wisconsin, United States

Summary

I have spent over 30 years developing companies and products that marketed the work of artists, first through sourcebook directories, then through e-commerce and catalogs, and currently with an online showcase that connects artists with design professionals. Along the way, my companies raised over $50M in investment capital and helped many artists make a living with their artwork.

I have worked as an investment banker and venture capitalist, always with a focus on early stage IT companies. But my passion is connecting artists with their best markets, and I am grateful to be able to work with creative people every day.

Specialties:
-e-commerce and Internet marketing
-catalog and direct response marketing
-consumer brands
-art and fine craft industry
-strategic planning
-M&A and financial analysis

Experience

CODAworx

Co-Founder and CEO

January 2012 - Present (13 years 4 months)

Madison, Wisconsin Area

CODAworx is a global online community that showcases and celebrates design projects featuring commissioned artwork in interior and architectural spaces.

Calumet Venture Fund

General Partner

January 2010 - Present (15 years 4 months)

Calumet Venture Fund invests in the next generation of high-growth technology companies in the Midwest.

Gruppo, Levey & Co.
Senior Advisor
June 2008 - December 2009 (1 year 7 months)

Providing M&A, financial and strategic advisory services to young Internet companies in the direct marketing and e-commerce industries.

The Guild, Inc.
Founder and CEO
1998 - 2008 (10 years)

The Guild, Inc. is the leading online retailer of original art and fine craft items shipped direct to customers from the studios of leading North American artists.

The Guild Publishing
Founder and President
1985 - 1998 (13 years)

Guild Sourcebooks are the design industry's directories for connecting with artists who do commissioned work, providing direct access architectural art in all media.

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Education

Wisconsin School of Business
M.S., Market Research · (1979 - 1982)